
02035204


RECD S.E.C.
MAY 1 0 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002
SK Telecom Co., Ltd.
99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✔ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ✔

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____________ .)


PROCESSED
MAY 2 3 2002
THOMSON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, May 6, 2002

By

Name : Sung-Hae Cho
Title: Vice President

May 6, 2002

1st Quarter Earnings for the Period Ended March 31, 2002

*** The information contained herein is based on Korea GAAP. It is unaudited and non-consolidated.**

SK Telecom

Seoul, Korea, May 6, 2002 – SK Telecom Co., Ltd. (KSE: 17670, NYSE: SKM) ("SKT" or "the Company"), the leading wireless telecommunications company in Korea, today announced the results of its operations for the first quarter ended March 2002.

This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom's beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom's latest annual report on Form 20-F and in SK Telecom's other filings with The U.S. Securities and Exchange Commission (SEC).



Financial Highlights: 1Q FY02

- **Revenue KRW1,973bn, increase of 39% compared with 1Q FY 01**
- **Operating Income KRW681bn, increase of 9% compared with 1Q FY01**
- **Net Income KRW447bn, increase of 12% compared with 1Q FY01**

P/L Summary (KRW bn)

	Q1 02 1)	Q1 02 2)	Q1 01 (SKT)	Change (%)	Q1 01 3) (Merged)	Change (%)	Q4 01 (SKT)	Change (%)	Q4 01 3) (Merged)	Change (%)
Revenue	1,932	1,973	1,422	39%	1,761	12%	1,710	15%	2,050	(4%)
Operating Expenses	1,269	1,293	797	62%	1,084	19%	1,238	4%	1,594	(19%)
Operating Income	663	681	625	9%	678	1%	472	44%	456	49%
Operating margin	*34%*	*35%*	*44%*		*39%*		*28%*		*22%*	
Non-Operating Income	57	52	29	76%	39	33%	44	18%	81	(36%)
Non-Operating Expenses	86	90	76	18%	106	(15%)	186	(51%)	196	(54%)
Ordinary Income	635	642	578	11%	610	5%	330	95%	341	88%
Income Before Taxes	635	642	578	11%	610	5%	330	95%	341	88%
Income Taxes	192	195	178	10%	203	(4%)	113	73%	121	62%
Net Income	442	447	400	12%	407	10%	217	106%	221	103%
EBITDA	961	978	810	21%	995	(2%)	796	23%	932	5%
EBITDA margin	*50%*	*50%*	*57%*		*57%*		*47%*		*46%*	

1) Unaudited figures based on merger date being January 13, 2002 (STI sales revenue from January 1-13, 2002 not accounted.)
2) Adjusted figures based on merger taking place on January 1, 2002
3) Excluded STI handset sales and cost of handset sales.

- **Total Revenue increased 39% in 1Q 2002 compared with 1Q 2001 to KRW1,973 bn. :**
  Merger with STI, increased net adds and average subscriber number and increased demand for wireless Internet and voice services were the reasons behind the big jump.

- **Net Income increased 12% in 1Q 2002 from 1Q 2001 to KRW447 bn.**

- **EBITDA Margin was 50% in 1Q 2002.**

- **ARPU(Average Revenue per User) increased 5% in 1Q 2002 from the figures in 1Q 2001 to KRW42,315:**
  Despite tariff cut and interconnection adjustment in this quarter, this increase was the result of increased use of voice, wireless Internet and other value added services.

I. Discussion of Financial Results

A. Revenues

(KRW mn)

	Q1 02*	Q1 01 (SKT)	% Change	Q1 01 (Merged)	% Change	Q4 01 (Merged)	% Change
Cellular	**1,702,476**	**1,128,866**	**51%**	**1,427,068**	**19%**	**1,688,331**	**1%**
Wireless Internet	*129,806*	*48,565*	*167%*	*56,127*	*131%*	*83,532*	*55%*
Interconnection	**265,501**	**273,344**	(3%)	**315,927**	(16%)	**348,848**	(24%)
Others	5,398	19,442	(72%)	18,303	(71%)	13,213	(59%)
Total	**1,973,377**	**1,421,653**	**39%**	**1,761,298**	**12%**	**2,050,391**	(4%)

*** based on the merger date being Jan.1, 2002**

Total Revenue in 1Q 2002 was KRW1,973,377mn, an increase of 12% compared with merged numbers in 1Q 2001.

Cellular revenue rose 19% from 1Q 2001 due to increased new and average subscriber numbers and Interconnection revenue decreased 16% resulting from interconnection rate adjustment in this quarter (KRW63.59/min.→ KRW45.7/min.).

Wireless Internet revenue increased by 131% to KRW129,806mn in this quarter compared with the same period in 2001 mainly due to increase in wireless enabled handset numbers and increased usage. This was 131% increase compared with 1Q 2001 merged numbers.

Breakdown of Others in 1Q 2002 : Product sales KRW3.5bn, Leased line KRW 1.2bn, High-speed Data Service KRW0.5bn, Local phone Service KRW0.2bn.

1. Cellular Revenue

(KRW mn)

	Q1 02	Q1 01 (SKT)	% Change	Q1 01 (Merged)	% Change	Q4 01 (Merged)	% Change
Sign-up fee	**72,624**	**16,669**	**336%**	**19,602**	**271%**	**66,811**	**9%**
Monthly fee	**716,380**	**521,984**	**37%**	**674,689**	**6%**	**715,692**	-
Call charge	**907,365**	**668,547**	**36%**	**800,093**	**13%**	**962,299**	(6%)
VAS	**67,960**	**13,641**	**398%**	**19,167**	**255%**	**63,079**	**8%**
Sales discount	(191,658)	(140,539)	**36%**	(142,611)	**34%**	(203,082)	(6%)
Total	**1,572,671**	**1,080,302**	**46%**	**1,370,940**	**15%**	**1,604,799**	(2%)

Cellular Revenue increased 46%(SKT alone)/15%(merged basis) from the same period in 1Q 2001 to KRW1,572,671 in 1Q 2002.

Reasons for 19% increase in cellular revenue were:

1) 271% increase in sign-up fee from substantial gross subscriber addition in the quarter (Q1 01: 427,183 → Q1 02: 1,516,257 Subs)
2) 6% increase in monthly fee and 13% increase in call charge from increase in average subscriber numbers(Q1 01: 14,356,473→ Q1 02: 15,502,769Subs).



*** ARPU** (KRW)

	Q1 02	Q1 01 (Merged)	% Change	Q4 01 (Merged)	% Change
Sign-up fee	1,562	455	243%	1,503	4%
Monthly fee	15,403	15,655	(2%)	16,099	(4%)
Call charge	15,389	15,266	1%	17,078	(10%)
Wireless Internet	2,791	1,303	114%	1,879	47%
VAS	1,461	445	228%	1,419	3%
Sub-total	*36,606*	*33,134*	*11%*	*37,977*	*(4%)*
L-M Intercon.	3,734	5,263	(29%)	5,097	(27%)
M-M Intercon.	1,975	2,073	(5%)	2,750	(28%)
Total	42,315	40,469	5%	45,824	(8%)

1Q 02 ARPU increased 5%(merged basis) from 1Q 2001 to KRW42,315.

Despite a 8.3% tariff cut in January 2002, call charge portion of ARPU went up by 1% from 1Q 2001 resulting from increased usage per user. On the other hand, Wireless Internet ARPU and VAS ARPU showed 114% and 228% increase over the same period.

Due to 28% reduction in the settlement rate for interconnection applied from January 2002, L-M ARPU came down by 29%. However, M-M ARPU decreased only 5% because of the increase in incoming call traffic from the growth of cellular market.

2. Interconnection Revenue/Cost

(KRW mn)

	Q1 02	Q1 01 (SKT)	% Change	Q1 01 (Merged)	% Change	Q4 01 (Merged)	% Change
Intercon. Revenue	265,501	273,344	(3%)	315,927	(16%)	348,848	(24%)
L-M	173,645	180,293	(4%)	226,664	(23%)	226,610	(23%)
M-M	91,856	93,051	(1%)	89,264	3%	122,237	(25%)
Intercon. Cost	144,066	140,225	3%	151,597	(5%)	147,721	(2%)
M-L (USO fund exl.)	34,910	32,111	9%	38,223	(9%)	39,292	(11%)
M-M	109,156	108,115	1%	113,374	(4%)	108,429	(1%)

Interconnection revenue decreased 3%(SKT alone) from 1Q 2001 to KRW 265,501mn and interconnection cost increased 3%(SKT alone) to KRW 144,066mn in 1Q 2002.

Due to 28% cut in interconnection settlement rate applied from 2002, interconnection revenue decreased 16% from Q1 2001 (merged basis) in 1Q 2002.

Although M-M interconnection cost rate decreased 14% from KRW63.6 to KRW55 (= 53.5*0.7 +59*0.3: weighted average of KTF and LGT subscriber numbers), M-M interconnection cost decreased only 5% from 1Q 2001(merged basis) due to increase in outgoing call traffic. This year's M-L interconnection rate has not been settled yet. As a result, last year's M-L interconnection rate of KRW16.8/min. was applied to account M-L interconnection cost.



B. Operating Expenses

(KRW mn)

	Q1 02	Q1 01 (SKT)	% Change	Q1 01 (Merged)	% Change	Q4 01 (Merged)	% Change
Wages (Employee benefits & Severance payments inl.)	100,232	62,969	59%	78,104	28%	118,272	(15%)
Marketing Exp.	363,381	143,718	153%	182,234	99%	424,161	(14%)
Intercon. Exp.	144,066	140,225	3%	151,597	(5%)	147,721	(2%)
Depreciation 1)	297,690	185,564	60%	317,765	(6%)	476,181	(38%)
Leased-line Exp.	68,572	51,743	33%	80,114	(14%)	68,394	-
Others	318,727	212,880	50%	273,845	16%	359,661	(11%)
Total	1,292,668	797,099	59%	1,083,659	19%	1,594,390	(19%)

1) KRW32,165mn of STI goodwill amortization had been reflected.

1Q 2002 Operating expenses increased 59%(SKT alone)/19%(merged basis) from 1Q 2001 to KRW1,292,668mn.

1. Marketing Expenses

(KRW mn)

	Q1 02	Q1 01 (SKT)	% Change	Q1 01 (Merged)	% Change	Q4 01 (Merged)	% Change
Cellular Commission	293,558	96,417	205%	125,019	130%	295,741	1%
Initial Comm.	118,700	8,278	1,334%	9,519	1,147%	118,526	-
Monthly Comm.	100,924	63,535	59%	83,740	21%	104,781	(4%)
Retention Comm.	73,934	24,689	200%	29,384	152%	72,433	2%
Others	-	2,376	-	2,376	-	-	-
Advertising	69,823	44,840	56%	57,215	22%	128,421	(46%)
Total	363,381	143,718	153%	182,234	99%	424,161	(14%)

1Q 2002 Marketing expenses increased 153%(SKT alone)/99%(merged basis) from 1Q 2001 to KRW363,381mn. Compared with 1Q 2001(merged basis), initial commission increased sharply due to increase in gross number of subscribers and monthly commission increased 21% resulting from increased monthly fee and call charge revenue. However, if 1Q 2002 marketing expense is compared with that of 4Q 2001 on a merged basis, it has fallen 14% during the quarter.

C. Non-Operating Income/Expenses

(KRW mn)

	Q1 02	Q1 01 (SKT)	% Change	Q1 01 (Merged)	% Change	Q4 01 (Merged)	% Change
Non-Operating Income	51,793	29,414	76%	38,821	33%	81,115	(36%)
Interest Income	9,482	14,133	(33%)	18,174	(48%)	16,380	(42%)
Incoming fee	21,684	8,644	151%	8,342	160%	18,603	17%
FX gain	141	145	(3%)	299	(53%)	504	(72%)
FX translation gain	1,220	3,320	(63%)	4,553	(73%)	545	124%
others	19,266	3,172	508%	7,453	159%	45,083	(57%)
Non-Operating Exp.	90,169	76,451	18%	106,088	(15%)	195,783	(54%)
Interest Exp.	71,745	25,743	179%	55,754	29%	78,925	(9%)
Loss on using equity method	-	14,389	-	-	-	-	-
R&D contribution	10,750	5,750	87%	9,795	10%	9,795	10%

Donation	677	4,930	(86%)	5,152	(87%)	80,276	(99%)
FX Loss	120	154	(22%)	169	(29%)	3,948	(97%)
FX translation loss	1,154	10,079	(89%)	19,185	(94%)	1,025	13%
others	5,723	15,406	(63%)	16,033	(64%)	21,814	(74%)
Non-Operating Profit	(38,376)	(47,037)	18%	(67,267)	43%	(141,753)	73%

Non-Operating Income increased 76%(SKT alone)/33%(merged basis) from 1Q 2001 to KRW51,793mn.

Others in Non-Operating Income section include gain on equity method KRW 13bn, reimbursed allowance for bad debts KRW1.5bn, gain on disposal of fixed assets KRW1.9bn and miscellaneous income KRW2.2bn, etc.

Non-Operating Expenses increased 18%(SKT alone)/decreased 15%(merged basis) from 1Q 2001 to KRW 90,169mn.

Others in Non-Operating Expenses section include loss on disposal of fixed assets KRW3.3bn, miscellaneous loss KRW 2bn and loss on disposal of investment assets KRW 0.4bn, etc.

D. Balance Sheet

(KRW mn)

	2002.3.31	2001.12.31 (SKT)	% Change	2001.12.31 (Merged)	% Change
Current Assets	2,775,100	2,589,665	7%	3,111,383	(11%)
Cash & Marketable Securities	*430,291*	*826,678*	(48%)	*870,172*	(51%)
Investment Assets	2,188,166	4,645,890	(53%)	2,156,178	2%
Fixed Assets	4,011,519	3,257,646	23%	4,105,489	(2%)
Intangible Assets	2,446,556	134,735	1,716%	2,482,362	(1%)
Total Assets	11,421,342	10,627,936	8%	11,855,412	(4%)
Current Liabilities	2,993,889	2,541,696	18%	3,578,191	(16%)
Short-term Borrowing	*715,000*	*850,000*	(16%)	*1,135,000*	(37%)
Current Portion of Long-term Debt	*489,325*	*173,851*	182%	*664,664*	(26%)
Long-term Liabilities	2,879,120	2,403,940	20%	2,860,457	1%
Bond	*2,691,594*	*2,214,966*	22%	*2,694,721*	-
Total Liabilities	5,873,009	4,945,637	19%	6,438,647	(9%)
Total Shareholders' Equity	5,548,333	5,682,299	(2%)	5,416,765	2%

1. Investment Assets

Investment Assets decreased 53% at March 31, 2002, compared with December 31, 2001 to KRW2,188,166mn. The decrease was due to the removal of Shinsegi Telecomm shares which was counted as Investment asset (As of December 31, 2001: KRW2,706,652mn).

2. Intangible Assets

Intangible Assets increased to KRW2,446,556mn at March 31, 2002, which is seventeen times increase from KRW134,735mn as of December 31, 2001.

The increase was due to the addition of KRW 2,335,532mn of goodwill into intangible assets. Under the Korean GAAP, the KRW 2,335,532mn was the goodwill amount only for the 51.19% of STI share purchase as of March 31, 2000, which was the date the Company acquired the STI's controlling power. The Korean GAAP does not allow the Company to record the goodwill in intangible asset for the STI's additional shares purchased after acquiring the controlling power. Thus, the goodwill amount of KRW 295,038 mn for the 19.21% of the additional STI shares purchased was deducted from the capital surplus at the time of the merger.

We apply the 20-year straight line method for amortization of this good will and as of March 31, 2001, the goodwill remains at KRW2,303,367mn after amortizing KRW32,165mn from KRW2,335,532mn which was the recorded goodwill amount at the time of the merger.

3. Debt Profile

(KRW mn)

	2002.3.31	2001.12.31 (SKT)	% Change	2001.12.31 (Merged)	% Change
Short-term Borrowing	715,000	850,000	79%	1,135,000	(37%)
Won-denominated Bank Loan	52,725	31,250	50%	100,387	(47%)
Domestic Bond	2,737,120	2,063,014	68%	2,856,313	(4%)
Won-denominated Sub-Total	3,504,845	2,944,264	70%	4,091,700	(14%)
Yankee Bond (US $)	199,764	199,731	-	199,731	-
USD-denominated Bank Loan(US $)	95,075	22,390	-	103,931	(9%)
$-denominated Sub-Total(US $)	294,839	222,121	30%	303,662	(3%)
Total Debt	3,895,920 (1$ =1,326.4 won)	3,238,818 (1$ =1,326.1 won)	65%	4,494,386 (1$ =1,326.1 won)	(13%)

Debt decreased 13% at March 31, 2002, compared with December 31, 2001(merged basis) from KRW4, 494,386mn to KRW3,895,920mn.

As of March 31, 2002, Debt to Equity ratio was 70%.

4. Shareholders' Equity

(KRW mn)

	2002.3.31	2001.12.31 (SKT)	% Change	2001.12.31 (Merged)	% Change
Capital Stock	44,576	44,576	-	44,576	-
Capital Surplus	2,895,246	3,748,546	(23%)	2,890,754	-
Retained Earnings	3,828,166	3,381,739	13%	3,386,458	13%
Adjustment to Capital	(1,219,656)	(1,492,562)	18%	(905,023)	(35%)
Treasury Stock	(1,192,940)	(1,425,852)	16%	(841,206)	(42%)
Loss on valuation of investment securities	(27,913)	(67,671)	59%	(64,777)	57%
Stock Options	1,198	960	25%	960	25%
Total Shareholders' Equity	5,548,333	5,682,299	(2%)	5,416,765	2%

The Company has 5.44% of its outstanding shares as treasury shares, including 4.36% of shares purchased by trust fund.

Major change in treasury shares in 1Q 2002 includes purchase of SK Global-owned 1,367,180 SKT shares through trust fund and distribution of 2,677,653 treasury shares to STI minority shareholders as a STI merger consideration.

E. Capex Trend

(KRW bn)

	Q1 02	Q1 01 (SKT)	Q2 01 (SKT)	Q3 01 (SKT)	Q4 01 (SKT)
Network	150	176	239	232	271

95 A/B	2	68	43	41	33
CDMA 2000 1x	127	103	155	140	203
Backbone & Others	21	6	41	51	34
Wireless Internet	16	8	5	13	38
IMT-2000 (R&D)	5	9	10	5	16
Others	9	27	23	14	49
Total	180	221	277	264	374

STI Capex in 2001 was KRW76.7bn.

II. Operating Review

		Q1 02	Q4 01	Q3 01	Q2 01	Q1 01
Penetration (%)		63.8	61.2	59.7	59.5	56.3
SKT Subs('000)		16,001	15,179	14,362	13,965	14,108
Net Adds('000)		822	711	397	(143)	(345)
SKT M/S (%)		52.8	52.3	50.8	49.7	53.1
Avg.	Churn Rate(%)[1]	1.49	1.24	1.57	1.16	1.79
	ARPU [2]	36,787	37,251	36,423	35,880	32,669
	MOU	185 [3]	181	175	176	155

[1] SKT + STI , [2] Sign-up fee, interconnection excluded[3] Only 02. January MOU available for 1Q 2002.

As of March 31, 2002, wireless penetration increased 2.8% compared with December 31, 2002 to 63.8 %, at the same time SKT's market share increased 0.6% to 52.8%.

The Company had maintained churn rate below 2%. Thanks to this low churn rate, the Company had added more than 1.5 million net adds to its subscriber base during the last two quarters after meeting the 50% the market share restriction.(cf. PCS Total net adds: '01 4Q : - 14,000, '02 1Q : 439,000 Subs)

III. Monthly Fact Information

		Mar 02	Feb 02	Jan 02	Dec 01	Nov 01	Oct 01
Subs ('000)	2.5G	5,114	4,412	3,843	3,268	2,737	2,134
	Color	1,235	956	775	575	397	219
	TTL	3,297	3,166	3,055	2,981	2,906	2,799
	UTO	1,207	673	499	347	221	-
W.I ARPU (KRW)	2G	2,062	1,770	1,952	2,283	2,655	2,648
	2.5G	4,785	4,436	4,832	4,462	5,345	5,027
	Color	9,198	8,496	8,899	-	-	-

At the end of first quarter in 2002, the number of UTO subscribers reached 1.2million and the Company expects UTO subscribers would exceed our year-end target of 1.4million. Particularly, 71% of UTO subscribers chose UTO Plus tariff package which is a Nate service bundled product.

As of March 31, 2002, the number of subscribers with wireless-enabled handset was 11.93million and wireless Internet ARPU from these subscribers was KRW4,162.

The number of color handset holders who are generating much higher ARPU than holders of other kinds of handsets was 1.24 million at the end of March 2002. The Company is targeting 30% of its subscriber base to have color handsets by the year-end.

IV. Selected Operating Data

	Q1 02	Q4 01	Q3 01	Q2 01	Q1 01
No.of employees	4,768	3,772	3,759	3,824	4,363
2G Capacity('000)	15,397	15,397	15,397	15,397	15,397
2.5G Capacity('000)	5,879	5,218	3,885	2,458	1,362
2G Cell Site	5,634	5,820	5,807	5,706	6,157
2.5G Cell Site	1,921	1,921	1,872	1,713	766
Fiber Optic Transmitter(incl.RF)	120,154	120,503	114,864	101,504	94,422



V.Income Statement

(KRWmn)

	Q1 02	Q1 01 (Merged)	Q2 01 (Merged)	Q3 01 (Merged)	Q4 01 (Merged)
Sign-up Fee	72,624	19,602	4,147	56,151	66,811
Monthly Fee	716,380	674,689	664,569	674,333	715,692
Call Charge	907,365	800,093	855,425	892,352	962,299
Wireless Internet	129,806	56,127	62,762	77,034	83,532
VAS & Others	67,960	19,167	54,854	47,363	63,079
Sales Discount	(191,658)	(142,611)	(156,114)	(164,659)	(203,082)
Cellular Revenue	1,702,476	1,427,068	1,485,643	1,582,575	1,688,331
Mobile to Mobile	91,856	89,264	102,397	121,252	122,237
Land to Mobile	173,645	226,664	234,932	219,066	226,610
Interconnection Revenue	265,501	315,927	337,329	340,318	348,848
Others	5,398	18,303	12,696	13,920	13,213
Total Revenue	1,973,377	1,761,298	1,835,667	1,936,814	2,050,391
Wage & Employee Benefits	100,232	78,104	66,265	53,721	118,272
Marketing Expenses	363,381	182,234	275,943	276,182	424,161
Cellular Initial Commission	118,700	9,519	621	41,479	118,526
Cellular Monthly Commission	100,924	83,740	112,434	100,409	104,781
Others	-	2,376	-	-	-
Repair Expenses	6,847	6,970	18,447	17,145	24,349
Rent	40,946	34,703	44,193	34,954	34,608
Fees	128,238	96,309	137,728	123,928	149,467
Depreciation	297,690	317,765	452,156	426,926	476,181
Leased-line Expenses	68,572	80,114	84,826	66,636	68,394
R&D	33,212	12,296	31,542	22,685	44,072
Frequency Usage Fees	30,292	19,574	19,963	18,865	20,458
Bad Debt	1,902	2,635	(2,425)	3,665	2,534
Interconnection Expenses	151,305	175,497	204,955	85,488	154,921
Mobile to Mobile	109,156	113,374	139,876	134,258	108,429
Mobile to Land	34,910	38,223	41,179	30,530	39,292
ULOF	7,239	23,900	23,900	(79,300)	7,200
Others	70,051	77,458	40,744	73,455	76,972
Operating Expenses	1,292,668	1,083,659	1,374,336	1,203,651	1,594,390
Operating Income	680,709	677,638	461,331	733,162	456,001
EBITDA (Operating Income+Depreciation)	978,399	995,403	913,487	1,160,088	932,183
Interest Income	9,482	18,174	9,233	6,840	16,380
Incoming Fee	21,684	8,342	11,989	10,684	18,603
Fx gain	141	299	5,886	199	504
Fx translation gain	1,220	4,553	(2,962)	233	545
Others	19,266	7,453	3,626	15,851	45,083
Non-Operating Income	51,793	38,821	27,772	33,808	81,115

Interest Expenses	71,745	55,754	68,085	68,437	78,925
Loss on using Equity Method	-	-	5,556	-	-
R&D Contribution	10,750	9,795	9,796	9,796	9,795
Donations	677	5,152	37,115	2,201	80,276
Fx loss	120	169	251	455	3,948
Fx translation loss	1,154	19,185	(7,281)	2,842	1,025
Others	5,723	16,033	61,686	21,137	21,814
Non-Operating Expenses	90,169	106,088	175,209	104,868	195,783
Ordinary Income	642,333	610,372	313,895	662,102	341,333
Extraordinary Gains	-	29	2	-	2
Extraordinary Loss	-	-	-	-	-
Income Before Taxes	642,333	610,400	313,896	662,102	341,335
Income Taxes	195,269	203,396	111,265	320,863	120,696
Net Income	447,064	407,004	202,631	341,239	220,639



VI. Balance Sheet

(KRWmn)

	Mar-02	Dec-01 (Merged)	Dec-01 (SKT)
Assets			
Cash and Marketable securities	430,291	870,172	826,678
Trade Accounts Receivable	1,064,232	1,046,311	871,656
Short term loan	22,790	17,988	14,352
Account Receivables	1,204,752	1,106,479	838,355
Accrued Income receivables	5,447	3,072	1,713
Inventories	2,823	26,220	2,989
Prepaid Expenses and Others	44,766	41,141	33,921
Total Current Assets	2,755,100	3,111,383	2,589,665
Investment	1,820,555	1,778,637	4,315,561
Long-term deposit	12,895	1,306	12,961
Leasehold guarantee deposits	252,910	261,377	201,846
Others	101,806	114,859	115,521
Total Investment Assets	2,188,166	2,156,178	4,645,890
Land	440,302	441,934	414,872
Building & Fixture	777,246	780,213	711,270
Equipment	2,289,971	2,396,319	1,703,018
Construction in Progress	194,907	166,626	162,479
Others	309,094	320,395	266,007
Net PP&E	4,011,519	4,105,489	3,257,646
Intangible Fixed & Differed Assets	2,446,556	2,482,362	134,735
Total Fixed Assets	6,458,076	6,587,851	3,392,381
Total Assets	11,421,342	11,855,412	10,627,936
Liabilities & Shareholders' Equity			
Accounts & Notes Payable	789,377	994,065	809,551
Accrued expense	390,475	293,347	231,639
Short-term Borrowing	715,000	1,135,000	850,000
Income Taxes Payable	382,330	357,201	357,201
Current Portion of Long-term Debt	489,325	664,664	173,851
Others	227,381	133,913	119,454
Total Current Liabilities	2,993,889	3,578,191	2,541,696
Deposit for Facilities	48,127	56,520	49,758
Long-term Debt	2,691,594	2,694,721	2,214,966
Accrued Severance Indemnities	75,992	60,319	34,916
Others	36,904	33,544	32,375
Deferred Income Tax Credits	26,503	15,353	71,926
Total Long-term Liabilities	2,879,120	2,860,457	2,403,940
Total Liabilities	5,873,009	6,438,647	4,945,637
Capital Stock	44,576	44,576	44,576

Capital Surplus	**2,895,246**	**2,890,754**	**3,748,546**
Retained Earnings	**3,828,166**	**3,386,458**	**3,381,739**
Adjustment to Capital	(1,219,656)	(905,023)	(1,492,562)
Treasury Stock	(1,192,940)	(841,206)	(1,425,852)
Loss on valuation of investment	(27,913)	(64,777)	(67,671)
Stock Options	**1,198**	**960**	**960**
Total Shareholders' Equity	**5,548,333**	**5,416,765**	**5,682,299**
Total Liabilities & S/E	**11,421,342**	**11,855,412**	**10,627,936**